EXHIBIT 12
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
For the fiscal years ended December 30, 2017, December 31, 2016, January 2, 2016,
January 3, 2015 and December 28, 2013
(Millions of Dollars)

	Fiscal Year
	2017	2016	2015	2014	2013
Earnings from continuing operations before income taxes and non-controlling interest	$1,526.1	$1,226.1	$1,150.8	$1,084.8	$587.6
Add:
Interest expense	222.6	194.5	180.4	177.2	160.1
Portion of rents representative of interest factor	14.8	12.6	12.0	13.6	14.6
Income as adjusted	$1,763.5	$1,433.2	$1,343.2	$1,275.6	$762.3
Fixed charges:
Interest expense	$222.6	$194.5	$180.4	$177.2	$160.1
Portion of rents representative of interest factor	14.8	12.6	12.0	13.6	14.6
Fixed charges	$237.4	$207.1	$192.4	$190.8	$174.7
Ratio of earnings to fixed charges	7.4	6.9	7.0	6.7	4.4